2475 Hanover Street Palo Alto, CA 94304-1114	Tel 650.233.4500 Fax 650.233.4545 www.pillsburylaw.com
December 20, 2006
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Thomas A. Jones
Re: Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     On behalf of Oculus Innovative Sciences, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
     Amendment No. 5 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 19, 2006. Set forth below are the Registrant’s responses to the Staff’s comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 5 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
Prospectus Summary, page 1
1.	We note your revised disclosure in response to prior comment 1 and we reissue the comment. We note, for example, your disclosure in the third sentence of the second paragraph on page 1 and page 38 and the first paragraph on page 55 that Microcyn is a non-toxic solution.
     Response: The Registrant has revised the Registration Statement as requested.

Securities and Exchange Commission
December 20, 2006

Use of Proceeds, page 31
2.	We note your revised disclosure in response to prior comment 2. Given the requirement that you repay the bridge loan in full if the gross proceeds of this offering will exceed $30 million and your assumption in the first paragraph that this requirement will be met, tell us why you state that you will repay only $1.5 million in principal with proceeds from this offering. Clarify how you intend to repay the other $2.5 in principal outstanding under this loan.

Response: The Registrant has revised the disclosure to state that it will repay the bridge loan in full from the proceeds of the offering.
Revenues, page 39
3.	We note your response to prior comment 3. Please expand the appropriate section to provide the disclosure required by Item 101(d)(ii) of Regulation S-K.

Response: The Registrant has revised the Registration Statement as requested.
Overview, page 55
4.	We note your response to prior comment 6. Please tell us with specificity where the Kalorama reports you provided support the market data on page 55.

Response: The Registrant supplementally advises the Staff that the referenced market data can be found on the following pages of the Kalorama Report. In some cases, the Registrant believed that data in some categories overlapped such that data might be double-counted. In such cases, the Registrant used an amount that is below that reported in the Kalorama Report. For example, in the case of burns, the Registrant believed that silver products might have been counted in both the silver products category, the anti-infective category and the moist dressing category.
Skin Ulcers:

Industry	Market Size (2006)	Page
Anti-Infectives	$899M	87
Cleanser	$20M	37
Debridement	$10M	37
Moist Dressing	$277M	87
Miscellaneous	$100M	87
Total	$1,306M

Securities and Exchange Commission
December 20, 2006

Burns:

Industry	Market Size (2006)	Page
Anti-Infectives	$460M	87
Cleanser	$25M	43
Debridement	$20M	43
Moist Dressing	$182M	43
Silver	$36M	87
Total	$723M

Surgical & Trauma Wounds:
Industry	Market Size (2006)	Page
Anti-Infectives	$490M	102
Cleanser	$28.7M	61
Debridement	$44M	102
Moist Dressing	$124M	61
Hydrogel	$30M	83
Foam	$1M	83
Total	$717M
Exhibit 5.1
5.	Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please ask counsel to submit this written confirmation as correspondence on the EDGAR system. See the section VIII.A.14 of the Division Of Corporation Finance’s outline of “Current Issues and Rulemaking Projects” (November 14, 2000) available on our web site at www.sec.gov.
     Response: The Registrant’s counsel has filed the written confirmation as requested.
* * * * *

Securities and Exchange Commission
December 20, 2006

     Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4606. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,
/s/ Sylvia K. Burks

Sylvia K. Burks

cc:	Hojabr Alimi
G. A. Lombardi
N. Matteson